Mail Stop 4561

June 28, 2006

Anthony Alda, Chief Executive Officer
NS8 Corporation
One Union Square
600 University Street, Suite 1525
Seattle, WA 98101

> **Re:** **NS8 Corporation**
> **Registration Statement on Form SB-2/A**
> **File No. 333-130305**
> **Filed on June 14, 2006**
>
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed on March 16, 2006**
>
> **Form 10-KSB for the year ended December 31, 2005**
> **Filed on April 17, 2006**

Dear Mr. Alda:

We have reviewed your amended filing. Where indicated, we think you should revise your document in response to these comments.

<u>General</u>

1. We note the restatement of your previously issued financial statements relating to SFAS 133 and EITF No. 00-19. According to the Item 4.02 Form 8-K filed May 15, 2005, you expect to file your amended Forms 10-QSB for the quarters ended March 31, June 30, and September 31, 2005, respectively, "when practical." It also appears that an amended Form 10-KSB for the fiscal year ended December 31, 2004 should also be filed to reflect the restatement. Please amend these reports no later than 10 business days from the date of this letter.

2. Add appropriate risk factor disclosure addressing the risks associated with the restatement of your audited 2004 financial statements and your unedited 2005

Anthony Alda
NS8 Corporation
June 28, 2006
Page - 2 -

quarterly financial statements and the resultant unreliability of your 2004 annual report and your 2005 quarterly reports.

Form 10-KSB for the fiscal year ended December 31, 2005

3. We note your revisions in response to our prior comment 11 of our letter January 10, 2006 and our prior comment 6 of our letter dated March 2, 2006. In the second paragraph, disclosure indicates the following: "[a]fter we filed our Quarterly Report on Form 10-QSB for the period ended September 30, 2005, we were advised by SLGG of certain inadvertent inaccuracies in its unaudited financial statements included in the Form 10-QSB for the period ended September 30, 2005. The inadvertent inaccuracies were caused by calculation errors, rounding errors and transcription errors." Disclose in greater detail the nature of the inaccuracies identified in your disclosure and what you mean when you disclose that the discovered inaccuracies were inadvertent." Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

4. With respect to the disclosure in the third paragraph regarding the audited financial statements for the fiscal year ended December 31, 2004, refer to the preceding comment and revise to disclose in greater detail the nature of the inaccuracies identified in your disclosure and what you mean when you disclose that the discovered inaccuracies were inadvertent." Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.

5. With respect to all deficiencies in disclosure controls and procedures cited in your disclosure, revise to disclose the specific steps you have taken to remediate the deficiencies. Discuss the extent to which the deficiencies been addressed and to the extent to which you will continue to remediate the deficiencies. Describe your timetable and provide a reasonably detailed discussion of how you plan to address the deficiency and provide an estimate of the timing and the costs that will be associated with the action to be taken. In this regard, we note from the disclosure in your Form 10-QSB for the quarter ended March 31, 2006 that your certifying officers have made an effectiveness determination regarding your disclosure controls and procedures. Your revised disclosure in your Form 10-KSB should include a materially complete description of the remediation undertaken in the quarter ended December 31, 2005.

6. We note that the penultimate paragraph of Item 8A refers to "internal controls" rather than "internal controls over financial reporting". In this regard, your disclosure does not identify the changes in "internal controls over financial reporting" that took place during the quarter ended December 31, 2005, that materially affected or are reasonably likely to materially affect the registrant's internal control over financial reporting.

Form 10-QSB for the quarter ended March 31, 2006

7. We note your disclosure in Item 3 of Part I. We note in particular that management concluded that the disclosure controls and procedures were ineffective at December 31, 2005 but that they were effective at March 31, 2006. In the final sentence of the Item 3 disclosure, however, you disclose that there were no significant changes in internal controls or other factors that could significantly affect internal controls, during the period ended March 31, 2006. Please explain how it is that you were able to remediate the ineffectiveness in disclosure controls and procedures at December 31, 2005 before March 31, 2006 without making any significant changes in your internal controls over financial reporting. Please explain giving specific emphasis to how the remediation efforts that corrected your ineffective disclosure controls and procedures were undertaken without a change in your internal control over financial reporting.

                    *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Jay Ingram at (202) 551-3397 if you have any questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

                                        Sincerely,

                                        Mark P. Shuman
                                        Branch Chief

cc.   Louis Zehil, Esq.
        by facsimile: 212-548-2175